Via Facsimile and U.S. Mail
Mail Stop 6010

December 14, 2006

Mr. John F. Milligan
Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

   Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
       File No. 000-19731

Dear Mr. Milligan:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Joseph J. Roesler
        Accounting Branch Chief